EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

Our ratio of earnings to fixed charges for the each of the years ended December 31, 2014, 2013, 2012, 2011, and 2010 were as follows:

	Year Ended December 31,
(In Thousands, Except Ratios)	2014	2013	2012	2011	2010
Net income before provision for income taxes	$101,313	$184,194	$133,060	$25,238	$111,482
Interest expense on asset-backed securities	31,227	39,716	101,732	88,433	76,319
Interest expense on long-term debt	30,246	23,819	9,583	9,514	8,264

Earnings available to cover fixed charges	$162,786	$247,729	$244,375	$123,185	$196,065

Fixed charges:
Interest expense on asset-backed securities	$31,227	$39,716	$101,732	$88,433	$76,319
Interest expense on long-term debt	30,246	23,819	9,583	9,514	8,264

Total fixed charges	$61,473	$63,535	$111,315	$97,947	$84,583
Ratio of earnings to fixed charges	2.65	3.90	2.20	1.26	2.32

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding long-term debt and asset-backed securities issued, as well as associated amortization of debt discount and deferred issuance costs. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.